Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated May 1, 2015	Registration Statement No. 333-202354

and Series M Prospectus Supplement dated September 11, 2017)

April 25, 2018

$8,635,000

Floating Rate Notes with Minimum and Maximum Interest Rates, due April 27, 2028

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes will mature on April 27, 2028. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.
•	Interest will be paid on January 27, April 27, July 27, and October 27 of each year, beginning on July 27, 2018, and with the final interest payment occurring on the maturity date.
•	The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR plus the Spread (as defined below). However, the minimum rate of interest payable on the notes is 0%, and the maximum rate of interest payable on the notes (the “Cap”) is 6.60% per annum.
•	The “Spread” is 1.00%.
•	We will not have the option to redeem the notes prior to maturity.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 06048WWN6.
•	The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$8,635,000.00
Underwriting Discount	1.25%	$ 107,937.50
Proceeds (before expenses) to BAC	98.75%	$8,527,062.50

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on April 27, 2018 against payment in immediately available funds.

Series M MTN prospectus supplement dated September 11, 2017

and prospectus dated May 1, 2015

Merrill Lynch & Co.

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated May 1, 2015, as supplemented by the Series M prospectus supplement, dated September 11, 2017 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Title of the Series:	Floating Rate Notes with Minimum and Maximum Interest Rates, due April 27, 2028
• Aggregate Principal Amount Initially Being Issued:	$8,635,000
• Pricing Date:	April 25, 2018
• Issue Date:	April 27, 2018
• CUSIP No.:	06048WWN6
• Maturity Date:	April 27, 2028
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured
• Day Count Fraction:	30/360
• Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).
• Interest Payment Dates:	January 27, April 27, July 27, and October 27 of each year, beginning on July 27, 2018, and with the final interest payment occurring on the maturity date.
• Interest Reset Dates:	January 27, April 27, July 27, and October 27 of each year, beginning on July 27, 2018.
• Interest Rates:

The notes will bear interest at a per annum floating rate equal to 3-month U.S. dollar LIBOR plus the Spread (as defined below). However, the interest payable on the notes will not exceed the Cap.

The rate of interest payable on the notes will not be less than 0%.

• Cap:	6.60%
• Determination of LIBOR:

3-month U.S. dollar LIBOR will be determined based on Reuters page LIBOR01. For any interest determination date, the term “3-month U.S. dollar LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a 3 month period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m.,

London time, on that interest determination date. If no offered rate appears on Reuters screen page “LIBOR01” on the relevant interest determination date at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request the principal London offices of each of such banks to provide a quotation of the rate at which 3-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. If less than two quotes are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks for a three-month period for the applicable interest period in an amount of at least $1,000,000. If three quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, and subject to the next paragraph, 3-month U.S. dollar LIBOR for the applicable interest period will be equal to 3-month U.S. dollar LIBOR in effect for the then-current interest period.

Notwithstanding the foregoing, if the calculation agent determines on or prior to the relevant interest determination date, after consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. If such investment bank of national standing determines that there is such a substitute or successor base rate, the calculation agent shall use such substitute or successor base rate. In such case, the calculation agent will implement changes to the business day convention, the definition of business day, the interest determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant interest determination date, in a manner that is consistent with industry accepted practices for such substitute or successor base rate, all as directed by the investment bank of national standing. If the investment bank of national standing determines that there is no such substitute or successor base rate as so provided above, 3-month U.S. dollar LIBOR for the applicable interest period will be determined in accordance with the steps provided in the immediately preceding paragraph.

• Interest Determination Date:	The “interest determination date” for each quarterly interest period will be the second London Banking Day (as defined in the prospectus) prior to the beginning of the applicable quarterly interest period; however, the interest determination date for the first quarterly interest period will be the pricing date.
• Spread:	1.00%
• Index Maturity:	3 months
• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Days:	If any interest payment date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
• Redemption at Our Option:	None
• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.
• Fees Charged:	The public offering price of the notes includes the underwriting discount of 1.25% as listed on the cover page and an additional charge of approximately $5.20 per $1,000 in principal amount of the notes that is more fully described on page PS-9.
• Listing:	None
• ERISA Considerations:	See “ERISA Considerations” beginning on page 128 of the accompanying prospectus.

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 10 years. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The interest rate on the notes is capped. The interest rate that will be payable on the notes in any quarterly interest period will be limited to the Cap. Accordingly, as a holder of the notes, you will not benefit from 3-month U.S. dollar LIBOR being greater than the difference between the Cap and the Spread in any quarterly interest period.

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction, will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging. In addition to the underwriting discount, the public offering price includes a hedging related charge, which reflects an estimated profit earned by one of our affiliates from the hedging related transactions associated with the notes. See “Supplemental Plan of Distribution–Conflicts of Interest” for more information. The terms of these hedging arrangements were determined by seeking bids from market participants, including MLPF&S and its affiliates. All of these charges related to the notes reduced the economic terms of the notes.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that there will be a trading market for the notes. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so and may cease to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Reforms to and uncertainty regarding LIBOR may adversely affect the value of, return on and trading market for the notes.   The U.K. Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. This announcement, in conjunction with financial benchmark reforms more generally and changes in the interbank lending markets have resulted in uncertainty about the future of LIBOR and certain other rates or indices which are used as interest rate “benchmarks.” These actions and uncertainties may have the effect of triggering future changes in the rules or methodologies used to calculate benchmarks or lead to the discontinuance or unavailability of benchmarks. ICE Benchmark Administration is the administrator of LIBOR and maintains a reference panel of contributor banks, which includes our affiliate, Bank of America, N.A., London branch for certain LIBOR rates. Uncertainty as to the nature and effect of such reforms and actions, and the potential or actual discontinuance of benchmark quotes, may adversely affect the value of, return on and trading market for the notes.

The floating rate of interest on the notes may be calculated using alternative methods if 3-month U.S. dollar LIBOR is no longer quoted and may be calculated using a different base rate if 3-month U.S. dollar LIBOR is discontinued. To the extent that 3-month U.S. dollar LIBOR is no longer quoted on the Reuters screen page as described in this pricing supplement, 3-month U.S. dollar LIBOR will be determined using the alternative methods described in this pricing supplement above under the heading “Summary of Terms—Determination of LIBOR.” Any of these alternative methods may result in interest payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on the notes if 3-month U.S. dollar LIBOR was available in its current form. Further, the same reforms, actions, costs and/or risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If 3-month U.S. dollar LIBOR is no longer quoted, or if 3-month U.S. dollar LIBOR is discontinued and it is determined there is no substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice, the final alternative method for determining 3-month U.S. dollar LIBOR for the applicable interest determination date is to use 3-month U.S. dollar LIBOR in effect for the then-current interest period. In addition, if the calculation agent determines, in consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. Any of the foregoing may have an adverse effect on the value of, return on and trading market for the notes.

If it is determined that 3-month U.S. dollar LIBOR has been discontinued, we will select an investment bank of national standing, which may be our affiliate, to assist us in the determination of the substitute or successor base rate. If we select one of our affiliates to assist in the determination of the substitute or successor base rate, the interests of such entity may be adverse to your interests as a holder of the notes.

Trading and hedging activities by us and our affiliates may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes by seeking bids from market participants, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our or their management.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. We expect that the notes will be issued with no more than de minimis OID. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated February 7, 2017 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated January 13, 2017, which has been filed as an exhibit to BAC’s Current Report on Form 8-K dated January 13, 2017.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-24 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

In order to meet our payment obligations under the notes, we entered into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements were determined by seeking bids from market participants, including MLPF&S and its affiliates, and took into account a number of factors, including our creditworthiness, interest rate movements, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $5.20 per $1,000 in principal amount of the notes, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduced the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see the section above, “Risk Factors—We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs” and “Risk Factors—Trading and hedging activities by us and our affiliates may create conflicts of interest with you.”

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the EEA, and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.